UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to the Market

Stockholders’ Agreement executed with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)

Banco Bradesco S.A. informs the market that its stockholders Cidade de Deus – Companhia Comercial de Participações and Fundação Bradesco were notified, on 3.4.2008, by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), headquartered in Bilbao (Spain), of the exercise of the put option on registered common stocks issued by this Institution and held by BBVA, pursuant to the Stockholders’ Agreement executed on June 9, 2003.

The exercise of the option refers to 51.164.525 (fifty one million, one hundred sixty four thousand, five hundred twenty-five) common stocks, corresponding to 5% (five percent) of all stocks of this type. The aforementioned stockholders should acquire these stocks within thirty (30) business days.

According to BBVA notice, the decision to sell the stocks issued by Bradesco derives from the new strategy of approaching the Brazilian market, aiming at strengthening its participation in the Country with its own platform for global businesses.

Cidade de Deus, Osasco, São Paulo, March 5, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05 th, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.